PROJECT ROMANIA INC.

2490 W. 2nd Ave., Suite 404

Vancouver, BC Canada V6K 1J6

(604) 736-5777 (o)

(604) 736-5191 (f)

mstunden@shaw.ca

August 10, 2005

BY COURIER

Pamela A. Long

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0510

Washington, D.C. 20549

Dear Ms. Long:

Subject:

Project Romania Inc.

Form SB-2 filed August 10, 2005

File No. 333-123479

This letter is in response to your comment letter dated May 24, 2005, regarding the registration statement on Form SB-2 filed by Project Romania Inc., and accompanies Amendment No. 2 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose four redlined and clean copies each of Amendment No. 2.

General

1.

We note your response to prior comment 2, however, it appears that support for various comparative and factual assertions have not been provided in the prospectus or supplementally. Please review the entire document and revise accordingly.

Response: At your recommendation, we have carefully reviewed the prospectus to identify and address all unsupported comparative and factual assertions. In some cases, we have deleted an assertion.  In other cases, we have provided support as deemed appropriate or modified an assertion to ensure that support is not required on the face of the assertion. We have attempted throughout this exercise not to detract from the overriding statutory disclosure requirements. We feel the various amendments result in an improved and more readable prospectus.

2.

The financial statements should be updated pursuant to Item 310(g) of Regulation S-B.

Response: Financial statements updated as requested. We advise supplementally that the portion of Management’s Discussion and Analysis dealing with results of operations for the interim period in the updated financial statements has been revised as necessary.

3.

Include a currently dated accountants’ consent.

Response: Currently dated accountants’ consent included.

Principal Products and Services

4.

We note that PRI has a supply contract with Galaxy Telecom. It appears that this contract is material to your business. Please file the contract as an exhibit to the registration statement.

Response: Contract filed as exhibit 10.5 to the registration statement.

5.

We note your response to prior comment 29, however, it appears you continue to refer to certain calls as being free throughout the prospectus. For example,

•

We offer free calling between subscribers worldwide

•

Free unlimited calling between i-box Broadband subscribers around the world

•

If the subscriber’s call is to another subscriber…, the call is free

It appears that in each case, an individual must still pay a monthly subscription fee for the VoIP service, which would indicate that a call is not free. Revise your disclosures throughout the prospectus to clarify the fees paid by subscribers for phone calls to subscribers and non-subscribers, for calls within Romania and internationally. For example, if true, state that a subscriber of your service may call another subscriber of your service within Romania and not incur any per minute charges for the call. Clarify what you mean when discussing calls “within the i-box Broadband community”. State whether this community consists of your subscribers only or to individuals using VoIP services provided by another company.

Response: Without exception, each subscriber of our service pays a monthly subscription fee per i-Box and therefore no subscriber call is free. The relevant disclosures have been amended in the manner suggested in your May 24, 2005 letter to clarify any uncertainty caused by the use of the term “free calling” or some variation thereof. We advise supplementally that the disclosure respecting “calls within the i-box Broadband community” has also been revised to make it clear that we are discussing calls only between subscribers of our service.

6.

We note your response to prior item 30 and that you offer a “value bundle of services” for an additional fee. We also note that your basic VoIP connectivity includes caller ID, call waiting, and basic voicemail. Please explain why these items are included in the “value bundle of services” that you charge an additional fee for if they are already included in your basic service.

Response: We erred in including in the description of the “value bundle of services” services already included with basic VoIP connectivity. We also advise supplementally that the only enhanced service currently available to an i-box subscriber is enhanced voicemail. The “value bundle of services” described in the earlier version of the SB-2 is not applicable. We have revised our disclosure to state that “enhanced voicemail” is available to a subscriber for an additional fee.

Technical Support/Customer Service

7.

Your response to prior item 31 indicates that you deleted Tier 1 and 2 support and provided the discussion in plain language; however, this does not appear to be the case. Please revise your disclosure to explain what your mean by Tier 1 and 2 support, both in this section and in the Principal Products and Services section.

Response: The relevant disclosures have been revised to delete references to Tier 1 and/or Tier 2 support, without loss of meaning.

8.

We also note that you provide “free” support and Galaxy Telecom provides additional “free” support. Revise to state, if true, that the support provided by both you and Galaxy Telecom is provided a part of the monthly subscription fee payable service paid for initially purchased by customers and no additional fees are charged.

Response: Support provided by Galaxy Telnet (to its subscribers) and Galaxy Telecom (to Galaxy Telnet) is provided as part of the monthly per i-box service fee payable by customers and no additional fees are charged. The disclosure has been revised accordingly.

Management Information and Billing Systems

9.

Please revise to explain what a “backend client interface” is and the website that supports this interface. If this interface was developed to allow customers to receive and pay bills, in addition to generating your e-bills, and exists on your website that is currently inactive, please explain how your customers will receive and pay their bills.

Response: We used the term “backend client interface” as shorthand to describe certain proprietary application software residing on the server hosting our website. The interface was not designed to allow customers to receive and pay bills. It serves two purposes: (1) it converts Galaxy Telecom billing details to us into information pertinent to our billing needs, thus providing the necessary information for the preparation of subscriber bills; and (2) it provides subscriber access to account information. We advise supplementally that, while the application software can be used to generate e-bills, Romanian law requires issuance of paper invoices. Accordingly, we send paper copies of bills only to subscribers. We further advise supplementally that Romanian banking restrictions prevent us from offering our subscribers the option of making electronic payments using our website. Our subscribers currently pay using either a bank-to-bank money transfer (for corporate subscribers only) or cash. The disclosure has been revised to describe the purpose and functionality of the backend client interface software.

Management Discussion and Analysis

10.

We note your response to prior comment 38. Please revise your disclosures to discuss the terms of the service contracts sold to subscribers, the monthly fee charged to subscribers, and the amount paid per subscriber contract to Galaxy Telecom for the use of its network.

Response: The disclosures have been revised to discuss the terms of the service contracts sold to subscribers, the monthly fee charged to subscribers, and the amount paid per subscriber contract to Galaxy Telecom for the use of its network.

Liquidity and Capital Resources

11.

We note your response to prior comment 42. Please revise your disclosure to state the term of the bank line of credit, the date due, and the approximate amount of the monthly payments. In addition, disclose the service fees that apply to the line of credit.

Response: Disclosure revised as requested.

12.

Disclose the interest rate on the bank line of credit and the shareholder loan facility as of the most recent practicable date.

Response: The interest on the bank line of credit has been disclosed. The disclosure already provides that interest on the shareholder loan facility is 5% per annum. See the third paragraph under “Liquidity and Capital Resources.”

Financial Statements

Note 1 – Summary of Significant Accounting Policies: Currency, page F-11

13.

We continue to have difficulty understanding whether you have remeasured, translated, or both. Please understand that remeasurement (paragraph 10 or 11 and Appendix B) is different from translation (paragraph 12). When translating, as described in paragraph 12, you use the current exchange rate for all assets and liabilities. This is not the method you describe in your footnote.

As previously noted, if Romania is no longer a highly inflationary economy, and the Romanian currency is the functional currency, your “translation” into US funds is unclear. Your policy description is the guidance provided for one of the following:

•

remeasuring the books and records into a different functional currency (par. 10 of SFAS 52), or:

•

remeasuring the financial statements of a foreign entity in a highly inflationary economy as if the functional currency were the US dollar (par. 11 of SFAS 52).

Neither of the above describes translation.

Appendix B of SFAS 52 provides guidance on the remeasurement process. However, if Romania is no longer a highly inflationary economy and the functional currency is the Romania Leu, no remeasurement is necessary and the translation would be made at the current rate of exchange for all balance sheet accounts, in accordance with paragraph 12 of SFAS 52.

However, if, for example the Canadian Dollar is the functional currency and the Romanian Leu is the currency in which the books and records are kept, (which can be different) you would first remeasure into the Canadian Dollar and then translate into the US Dollar.

We urge you to carefully review the guidance in SFAS 52, in particular the distinction between the concept of remeasurement and translation. In this regard, please address the following important issues individually in your response.

•

Is the Romanian economy highly inflationary or not. Please specifically reference your documented support for your contention;

•

What is the currency in which the entity’s books and records are maintained?

•

What is the functional currency? (This may or may not be the currency in which the books and records are kept)

Please advise us and revise as appropriate.

Response: The books of record of Galaxy Telnet are maintained in Romania Lei (singular Leu). The Leu is the functional currency of Galaxy Telnet because the Leu is the currency of the environment in which Galaxy Telnet generates and expends cash. As the books of record of Galaxy Telnet are maintained in its functional currency, no remeasurement of the books from some other currency into the functional currency is required.

Romania is not a highly inflationary economy because, for the purposes of paragraph 11 of SFAS 52, the cumulative inflation rate in Romania over the most current 3-year period has been significantly less than 100 percent (inflation rates (consumer prices) of 31.3% in 2002, 14.3% in 2003 and 9.6% in 2004, all according to The CIA World Factbook;). As Romania is not a highly inflationary economy, it is not necessary to remeasure the financial statements as if the functional currency were the reporting currency (US dollar).

Pursuant to paragraph 12 of SFAS 52, all elements of financial statements have been translated into the reporting currency (US dollars) as follows:

•

Assets and liabilities: at the exchange rate at the balance sheet date

•

Non-Monetary items including equity: at the historical rate of exchange

•

Revenues, expenses, gains, and losses: at a weighted average exchange rate for the period in which the transaction occurred”

Translation adjustments are recorded in “Other Comprehensive Income.”

The disclosure has been revised as appropriate.

Exhibits

14.

It appears that you have not filed exhibit 21.1 with the amendment. Please file with the next amendment. See Item 601(a) and (b) of Regulation S-K.

Response: Exhibit 21.1 filed as requested.

15.

Please revise footnote 1 to state that these exhibits were previously filed rather than incorporated by reference from the SB-2.

Response: Footnote 1 revised as requested.

Additional Matters

We advise supplementally that we have revised the section under “Summary of Our Business” (on page 7 of the disclosure document) dealing with how we earn revenues to more accurately disclose how we earn revenues through the sale of each i-Box package. We deleted reference to a “one-time charge” as we actually invoice subscribers for the purchase of their i-Box in equal monthly amounts over six months.

We further advise supplementally that the Galaxy Telnet website (www.galaxytelnet.com) is operational and that the website address is www.galaxytelnet.com and not www.galaxytelnet.ro, as previously disclosed in the Form SB-2. We own both domain names (i.e. www.galaxytelnet.ro and www.galaxytelnet.com), but the hosting company does not support the php standard and therefore we can only have one domain name for each web-site. The disclosure under “Domain Names” has been revised accordingly.

We further advise supplementally that the business office of Galaxy Telnet has been relocated to the following address:

Aleea Malinului, Nr. 11, Bl. D, Scara C, Apt. 43, Constanta, Judetul Constanta, Romania

The disclosure of the business office address of Galaxy Telnet under “Description of Property” has been revised accordingly.

We further advise supplementally that we have deleted the word “two” from the paragraph dealing with sales agents under “Sales Channels,” as we are currently hiring sales staff to replace the two sales agents who are no longer employed with us. We feel that the mode of advertising rather than the actual number of sales agents employed by us is the information that is material to the reader of the disclosure under the topic “Sales Channels.”

We further advise supplementally that the residential address of Gabriel Luca has changed to the following address:

Str. Revolutiei din 22 Decembrie 1989, Nr. 16, Bl. L10, Apt. 11, Constanta, Judetul Constanta, Romania

The disclosure of the residential address of Gabriel Luca under “Security Ownership of Certain Beneficial Owners and Management” has been revised accordingly.

Yours truly,

“R. Michael Stunden”

R. Michael Stunden

c.c. Gary Henrie